July 2, 2002



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:   Amended Schedule 13G
      Wackenhut Corporation
      As of December 31, 2001

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing a change in beneficial ownership of more than 5% as of June 30, 2002 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:   Office of the Corporate Secretary
      Wackenhut Corporation
      4200 Wackenhut Drive, #100
      Palm Beach Gardens, FL  33410-4243

      Securities Division
      New York Stock Exchange
      11 Wall Street
      New York, New York  10005











                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5 )*


                             Wackenhut Corporation
                                (Name of Issuer)


                 Common Stock Series B, par value $.10 per share
                          (Title of Class of Securities)


                                    929794303
                                  (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                                  Page 1 of 5 Pages




CUSIP NO. 929794303                                            13G
------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Eagle Asset Management, Inc.     59-2385219

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (A) ______
                                                     (B) ______

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Florida

  NUMBER OF                5  SOLE VOTING POWER
     SHARES                      - 0 -
 BENEFICIALLY              6  SHARED VOTING POWER
     OWNED                       - - -
    AS OF
 JUNE 30, 2002             7  SOLE DISPOSITIVE POWER
     BY EACH                     - 0 -
   REPORTING
    PERSON                 8  SHARED DISPOSITIVE POWER
     WITH                        - - -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   - 0 -

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                        (____)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     0.00%

12   TYPE OF REPORTING PERSON*
                     IA






                     *SEE INSTRUCTION BEFORE FILLING OUT!







                               Page 2 of 5 Pages


Item 1(a)   Name of Issuer:

            Wackenhut Corportion


Item 1(b)   Address of Issuer's Principal Executing Offices:

            4200 Wackenhut Drive, #100
            Palm Beach Gardens, FL  33410-4243


Item 2(a)   Name of Person Filing:

            Eagle Asset Management, Inc.


Item 2(b)   Address of Principal Business Office:

            880 Carillon Parkway
            St. Petersburg, Florida  33716


Item 2(c)   Citizenship:

            Florida


Item 2(d)   Title of Class of Securities:

            Common Stock Series B, par value $.10 per share


Item 2(e)   CUSIP Number:

            929794303


Item 3      Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the
Investment Advisors Act of 1940















                                  Page 3 of 5 Pages


Item 4     Ownership as of June 30, 2002:

           (a)  Amount Beneficially Owned:

                - 0 - shares of common stock beneficially owned including:

                                                          No. of Shares
            Eagle Asset Management, Inc.                     - 0 -

           (b)  Percent of Class:                            0.00%

           (c)  Deemed Voting Power and Disposition Power:

                (i)                (ii)          (iii)         (iv)
                                                 Deemed        Deemed
                Deemed             Deemed        to have       to have
                to have            to have       Sole Power    Shared Power
                Sole Power         Shared Power  to Dispose    to Dispose
                to Vote or         to Vote or    or to         or to
                to Direct          to Direct     Direct the    Direct the
                to Vote            to Vote       Disposition   Disposition
                -----------        ------------  -----------   -----------
                - 0 -              ----          - 0 -         ----
Eagle Asset
Management, Inc.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                          (  X  )


Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           N/A


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A









                                 Page 4 of 5 Pages


Item 8     Identification and Classification of Members of the Group:
             N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 2002                 EAGLE ASSET MANAGEMENT, INC.



                                    ____________________________
                                    Kenneth K. Koster
                                    Senior Vice President, Administration
                                    Chief Compliance Officer
























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